UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PMC Commercial Trust

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

693434102

(CUSIP Number)

Hoak Public Equities, L.P.

3963 Maple Avenue, Suite 450

Dallas, Texas 75219

(214) 855-2284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak Public Equities, L.P. (20-1356217)

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 478,643 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 478,643 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 478,643 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 4.52%

14	Type of Reporting Person PN

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak Income Opportunity Fund, L.P. (45-2317672)

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,000 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) .19%

14	Type of Reporting Person PN

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak Fund Management, L.P. (20-1355992)

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 498,643 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 498,643 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 498,643 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 4.71%

14	Type of Reporting Person PN

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) Hoak & Co. (75-2574026)

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 498,643 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 498,643 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 498,643 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 4.71%

14	Type of Reporting Person CO

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) J. Hale Hoak

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 498,643 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 498,643 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 498,643 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 4.71%

14	Type of Reporting Person IN

CUSIP No. 693434102

1	Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only) James M. Hoak

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 46,357 shares

	8	Shared Voting Power 545,000 shares

	9	Sole Dispositive Power 46,357 shares

	10	Shared Dispositive Power 545,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 545,000 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 5.15%

14	Type of Reporting Person IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (“Common Stock”), of PMC Commercial Trust, a Texas real estate investment trust (the “Company”). The principal executive office of the Company is located at 17950 Preston Road, Suite 600, Dallas, TX 75252.

Item 2.	Identity and Background.

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Hoak Public Equities, L.P., a Texas limited partnership (“HPE”), Hoak Income Opportunity Fund, L.P., a Texas limited partnership (“HIOF”), Hoak Fund Management, L.P. (“HFM”), a Texas limited partnership (HPE and HIOF’s general partner),  Hoak & Co. (“Hoak & Co.”), a Texas corporation (HFM’s general partner), James M. Hoak (Hoak & Co.’s controlling shareholder), and J. Hale Hoak (President of Hoak & Co.).  The address of the principal business and the principal office of the Reporting Persons is 3963 Maple Avenue, Suite 450, Dallas, TX 75219.  Each of HPE, HIOF, HFM and Hoak & Co. is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All purchases of Common Stock were made in open market transactions. The total amount of funds used for such purchases was $4,064,450.32 (inclusive of commissions).  All of the shares of Common Stock beneficially held by the Reporting Persons were paid for using working capital or personal funds of the Reporting Persons.  The Reporting Persons have accumulated the shares through the accounts of HPE (478,643 shares), HIOF (20,000 shares) and James M. Hoak (46,357 shares).

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the shares of Common Stock of the Company for investment purposes because they believe the shares are significantly undervalued.  The Reporting Persons may increase or decrease their share ownership of the Company through open market or privately negotiated transactions.  The Reporting Persons have had discussions with other shareholders of the company and may do so in the future.  The Reporting Persons have had discussions with the Company’s management in the past and intend to monitor and evaluate the Company’s business and financial performance and may choose to communicate with the management and the Board of Trust Managers of the Company in the future.  The Reporting Persons currently have no plans to seek Board of Trust Managers representation. However, they are concerned by some of the actions made by the Board of Trust Managers in the past and by lack of significant share ownership by independent managers and therefore may seek representation on the Board of Trust Managers in the future.

Except as set forth above, the Reporting Persons do not contemplate taking any of the actions set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D, although they reserve their right to do so.

Item 5.	Interest in Securities of the Issuer.

(a)           As of April 12, 2013, the Reporting Persons as a group beneficially owned 545,000 shares of Common Stock, representing approximately 5.15% of the shares of Common Stock outstanding based upon the 10,589,554 shares of Common Stock reported by the Company to be outstanding as of March 5, 2013 in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 18, 2013.

(b)           J. Hale Hoak, together with HPE, HIOF, HFM, Hoak & Co. and James M. Hoak, has shared voting and dispositive power with respect to 498,643 shares of the Common Stock.  James M. Hoak has the sole voting and dispositive power with respect to 46,357 shares of the Common Stock.

(c)           Schedule A annexed hereto lists all transactions in the Company’s Common Stock in the last 60 days by the Reporting Persons.

(d)           Inapplicable.

(e)           Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Inapplicable.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1—Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Hoak Public Equities, L.P.

By Hoak Fund Management, L.P. (its general partner)

By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

Hoak Income Opportunity Fund, L.P.
By Hoak Fund Management, L.P. (its general partner)
By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

Hoak Fund Management, L.P.
By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

James M. Hoak & Co.
By:	/s/ J. Hale Hoak
J. Hale Hoak
President

/s/ James M. Hoak
James M. Hoak (individually)

/s/ J. Hale Hoak
J. Hale Hoak (individually)

Dated:	April 12, 2013

Schedule A

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person within the last 60 days. All transactions were effectuated in the open market through a broker.

Date	Number of Shares Purchased (Sold)	Price per share	Aggregate Price (1)
For account of HPE: 02/20/2013	14,580	$7.04	$102,621.33
02/20/2013	2,600	$7.05	$18,317.00
02/22/2013	2,100	$7.05	$14,803.95
02/25/2013	371	$7.05	$2,615.55
02/26/2013	1,608	$7.05	$11,336.40
02/27/2013	901	$7.04	$6,343.76
02/28/2013	3,507	$7.04	$24,699.10
03/05/2013	1,036	$7.05	$7,303.80
03/06/2013	377	$7.05	$2,657.85
03/07/2013	3,902	$7.05	$27,509.10
03/08/2013	1,071	$7.04	$7,543.80
03/12/2013	100	$7.06	$706.00
03/12/2013	7,348	$7.03	$51,667.46
03/21/2013	455	$7.05	$3,207.75
03/25/2013	200	$7.52	$1,503.00
03/26/2013	4,850	$7.50	$36,385.67
03/27/2013	14,311	$7.52	$107,557.18
04/01/2013	444	$7.50	$3,330.00
04/02/2013	1,200	$7.59	$9,108.96
04/03/2013	100	$7.66	$766.00
04/04/2013	2,964	$7.60	$22,525.51
04/05/2013	27,599	$7.78	$214,769.90
04/08/2013	400	$7.93	$3,172.00
04/08/2013	6,047	$7.90	$47,756.18
04/09/2013	2,481	$7.84	$19,448.31
04/11/2013	354	$7.77	$2,751.11
04/11/2013	831	$7.73	$6,419.72
04/12/2013	15,812	$7.73	$122,206.20

(1) Excludes commissions and other execution-related costs.

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and all further amendments filed by them) with respect to the shares of Ambassadors International, Inc.

Hoak Public Equities, L.P.
By Hoak Fund Management, L.P. (its general partner)
By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

Hoak Income Opportunity Fund, L.P.
By Hoak Fund Management, L.P. (its general partner)
By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

Hoak Fund Management, L.P.
By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

James M. Hoak & Co.
By:	/s/ J. Hale Hoak
J. Hale Hoak
President

/s/ James M. Hoak
James M. Hoak (individually)

/s/ J. Hale Hoak
J. Hale Hoak (individually)